FORM 6-K

U.S．SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  1-15238

Supplement For the month of October 2008.

Total number of pages: 21

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. INTERIM FINANCIAL STATEMENTS (U.S. GAAP)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 27, 2008
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
General Manager, Investor Relations

NEWS RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

FOR IMMEDIATE RELEASE

Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140
ir@jp.nidec.com

INTERIM FINANCIAL STATEMENTS (U.S. GAAP)

RESULTS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2008 (Unaudited)

FROM APRIL 1, 2008 TO SEPTEMBER 30, 2008

CONSOLIDATED

Released on October 27, 2008

NIDEC CORPORATION

Date of Directors’ meeting for financial results: October 27, 2008

Stock Listings: Tokyo Stock Exchange, Osaka Securities Exchange, the New York Stock Exchange

Head Office: Kyoto, Japan

1. Selected Consolidated Financial Performance (U.S. GAAP)

          (from April 1, 2008 to September 30, 2008)

(1) Consolidated Results of Operations (unaudited)

	Yen in millions (except for per share amounts)
	Six months ended September 30
	2008	2007
Net sales	¥371,658	¥362,701
Ratio of change from the previous period	2.5%	21.0%
Operating income	40,218	34,076
Ratio of change from the previous period	18.0%	6.3%
Income before income taxes	43,057	31,506
Ratio of change from the previous period	36.7%	(3.5)%
Net income	27,840	20,357
Ratio of change from the previous period	36.8%	(2.0)%
Net income per share -basic	¥192.06	¥140.50
Net income per share -diluted	¥186.56	¥136.66

(2) Consolidated Financial Position

	Yen in millions (except for per share amounts)
	September 30	March 31
	2008	2008
	(unaudited)
Total assets	¥715,738	¥671,714
Shareholders’ equity	341,565	319,584
Shareholders’ equity to total assets	47.7%	47.6%
Shareholders’ equity per share	¥2,355.20	¥2,204.94

2. Dividend Condition

	Yen
	Year ending March 31, 2009	Year ended March 31, 2008
	(unaudited)
Interim dividend per share	¥30.00	¥25.00
Year-end dividend per share	30.00 *	30.00
Annual dividend per share	¥60.00 *	¥55.00

Notes: 1. * The dividends per share (year-end) and (annual) are forecast amounts.

2. Revision of expected dividends during this period: No

3. Forecast of Consolidated Financial Performance (for the year ending March 31, 2009)

Yen in millions (except for per share amounts)
Net sales	¥800,000
Operating income	90,000
Income before income taxes	90,000
Net income	58,000
Net income per share -basic	¥400.03

Note: Financial forecasts for the year ending March 31, 2009 remain unchanged from the previous ones released on July 29, 2008.

4. Others

(1) Change in number of material subsidiaries during this period

(due to change in the scope of consolidation): Not applicable

(2) Adoption of unique accounting method: Yes

Note: Please refer to details in “4. Others” on page 8.

(3) Changes in accounting method in this period

1. Changed by new accounting standard: Yes

2. Changed by others: Not applicable

Note: Please refer to details in “4. Others” on page 8.

(4) Number of shares issued (common stock)

1. Number of shares issued and outstanding at the end of each period (including treasury stock):

145,075,080 shares at September 30, 2008

144,987,492 shares at March 31, 2008

2. Number of treasury stock at the end of each period:

49,103 shares at September 30, 2008

47,495 shares at March 31, 2008

3. Weighted-average number of shares issued and outstanding at the beginning and end of each period:

144,953,874 shares for the six months ended September 30, 2008

144,888,388 shares for the six months ended September 30, 2007

Qualitative Information and Financial Statements

1. Qualitative Information Regarding Consolidated Business Results

(1) Overview of the First Half of Fiscal 2008 (Fiscal Year Ending March 31, 2009)

From the outset of the first half of the fiscal year under review, which commenced on April 1, 2008, future business conditions were viewed with uncertainty. Buffeted by growing financial instability triggered by trends in the United States, the overall economy exhibited signs of a gradual downturn. In the ensuing six-month period ended September 30, 2008, the global economy began to recede. This was attributable to a variety of factors including foreign currency exchange rate volatility, sharp hikes in the prices of natural resources and a drop in consumer demand in most major developed countries. This gradual and persistent downward slide was particularly evident in IT-related markets, despite expectations of continued high levels of demand in the emerging markets of newly developing and other nations. Entering the second quarter of the fiscal year under review, Nidec recorded an 18% year-on-year increase in sales volume of its core spindle motors for hard disk drive (“HDD”) business. This continued the pre-existing trend of double-digit percentage growth. In its mid-size motor and electronic component-related businesses as well as in segments related to capital expenditure, Nidec continued to actively develop new sectors in an effort to boost performance. From a profit perspective, Nidec placed considerable emphasis on efforts to curtail costs. As a result, the company was successful in lifting earnings. Bolstered mainly by improved spindle motors for HDD profitability in its small precision motor business, as well as a recovery in mainstay product earnings in each of the machinery and electronic and optical components segments, Nidec reported increased profits across all of its business segments. Accounting for these factors, Nidec achieved record highs in first-half consolidated net sales, operating income, income before income taxes, and net income.

(2) Operating results

<Operating results for the six months ended September 30, 2008>

Our consolidated net sales for the six months ended September 30, 2008 (“this first half”) increased ¥8,957 million, or 2.5%, to ¥371,658 million compared to the previous six months ended September 2007 (“the previous first half”). Our operating income increased approximately ¥6,100 million, or 18.0%, to ¥40,218 million. Our income before income taxes increased approximately ¥11,600 million, or 36.7%, to ¥43,057 million. Our net income increased approximately ¥7,500 million, or 36.8%, to ¥27,840 million.

(Net sales by product segments)

Net sales of small precision motors increased approximately ¥1,600 million, or 0.9%, to ¥189,943 million for this first half. This increase was primarily due to the increased sales of Japan Servo and Nidec Brilliant which became our consolidated subsidiaries during the previous fiscal year. Excluding the impact of this increase, the net sales remained at the same level compared to the previous first half. Sales of spindle motors for hard disk drives (“HDD”) increased 2% on a 17% increase in unit shipment. The limited increase in sales was primarily due to a 11.1% yen appreciation against U.S. dollar compared to the previous first half. The dollar-based average unit price decreased over 2%. The increase in unit shipments in this first half reflects a 40% growth in demand for Nidec spindle motors for 2.5-inch HDD. Unit shipments of other brushless DC motors by Nidec Corporation and its direct-line subsidiaries increased 2%, but the sales decreased 4% compared to the previous first half. Excluding the impact of the yen appreciation, the lower sales are attributable to a higher average selling price. Unit shipments of brushless DC fans by Nidec Corporation and its direct-line subsidiaries increased 11%. However, sales decreased 10% due to the yen appreciation and a lower average selling price reflecting a change in product mix compared to the previous first half.

Net sales of mid-size motors decreased ¥71 million to ¥47,602 million for this first half. Power steering motors showed a 26% sales growth compared to the previous first half. Sales of motors for home appliances and industrial use also increased to gain market share. However, these sales gains were offset by a 10% decrease in net sales of Nidec Motors & Actuators, which derived from the yen appreciation against the U.S. dollar and a decrease in demand.

Net sales of machinery increased approximately ¥5,600 million, or 16%, to ¥40,607 million for this first half. This growth was due to an increase of approximately ¥5,000 million in net sales of Nidec Sankyo’s LCD-panel-substrate handling robots. Sales of Nidec Copal’s system units and Nidec-Read’s measurement equipment also increased, but were offset by a decrease in sales of Nidec-Kyori’s high speed precision press machines.

Net sales of electronic and optical components decreased approximately ¥1,200 million, or 1.5%, to ¥77,952 million for this first half. The decrease in net sales primarily derived from lower sales by Nidec Copal and Nidec Copal Electronics. Nidec Copal’s shutters for digital cameras and mobile phones underwent a customer’s inventory adjustment and production stoppage, despite favorable sales of its precision parts.

Net sales of other products increased ¥2,900 million, or 23%, to ¥15,554 million for this first half. Sales of Nidec Tosok’ automotive parts increased 21% to ¥1,700 million, accounting for over 60% of the segmental sales. Sales of pivot assemblies for HDD also increased by 22%.

(Our income by products segment for the six months ended September 30, 2008)

Operating income increased approximately ¥6,100 million, or 18.0%, to ¥40,218 million for this first half compared to the previous first half. All business segments, mainly driven by small precision motors, marked an increase in operating income.

Details of each business segment are as follows;

Operating income of small precision motors increased approximately ¥3,500 million, or 15%, to ¥26,475 million for this first half. This was primarily due to cost improvements in manufacture of spindle motors for HDD, together with the consolidation of Nidec Brilliant and Japan Servo. Operating income ratio for this first half improved 1.7% compared to the previous first half. Operating income ratio for the three months ended September 30, 2008 also improved 1.2% compared to the three months ended June 30, 2008.

Operating income of mid-size motors increased approximately ¥100 million, or 10%, to ¥1,191 million for this first half. Sales of power steering motors decreased, owing to softer demand and yen’s appreciation against the U.S. dollar, combined with increased cost for research and development at Nidec Motors & Actuators.

Operating income of machinery increased approximately ¥700 million, or 12%, to ¥6,177 million for this first half. Sales by Nidec Sankyo, Nidec Read and Nidec Copal increased, but were offset by lower sales of Nidec-Kyori, Nidec-Shimpo and Nidec Tosok.

Operating income of electronic and optical components increased approximately ¥900 million, or 15%, to ¥6,884 million for this first half. This increase primarily came from improved production costs of Nidec Copal’s digital camera shutters and precision parts, and Nidec Copal Electronics’s amusement equipment motors. Nidec Nissin’s plastic-mold products also contributed to the operating income increase through sales growth.

Operating income of other products increased approximately ¥800 million, or 115%, to ¥1,410 million for this first half. This increase was primarily due to cost improvement and sales increase in Nidec Tosok’s automotive parts.

Income before income taxes increased ¥11,551 million, or 36.7%, to ¥43,057 million for this first half compared to the previous first half. The increase came mainly from a foreign exchange gain of approximately ¥4,600 million, representing a gain of ¥2,900 million for this first half as opposed to a loss of ¥1,700 million for the previous first half.

Net income increased ¥7,483 million, or 36.8%, to ¥27,840 million compared to the previous first half. This increase was primarily due to the increase in income before income taxes described above.

<Operating results for the three months ended September 30, 2008 compared to the three months ended June 30, 2008>

Consolidated net sales increased approximately ¥14,900 million, or 8.3%, to ¥193,256 million for the three months ended September 30, 2008 (“this second quarter“) compared to the three months ended June 30, 2008 (“the previous first quarter“). The sales gain was primarily attributable to an increase of ¥14,600 million, or 16.6%, in sales of small precision motors and ¥3,100 million, or 16.7%, in sales of machinery. These sales increases were offset by a decrease of ¥3,600 million, or 14.2%, in sales of mid-size motors. The change in mid-size motors primarily derived from a decrease of ¥1,800 million in sales of air conditioner motors due to seasonality and ¥2,100 million in sales of automotive motors due to a decline in demand and yen appreciation against the U.S. dollar.

Operating income increased approximately ¥4,000 million, or 21.8%, to ¥22,087 million for this second quarter primarily due to an increase of ¥3,200 million, or 27.5%, in sales of small precision motors. All business segments except the mid-size motor segment posted growth in this second quarter.

Our income before income taxes and net income decreased approximately ¥3,400 million and ¥2,380 million to ¥19,804 million and ¥12,731 million, respectively, for this second quarter compared to the previous first quarter. Foreign exchange loss reached approximately ¥2,300 million for this second quarter, as opposed to ¥5,200 million for the previous first quarter.

2. Qualitative information on the financial conditions (consolidated)

As for the changes in the balance sheet, total assets at September 30, 2008 increased approximately ¥44,000 million, compared to March 31, 2008. Cash and cash equivalents, trade accounts receivable, inventories, and property, plant and equipment increased approximately ¥13,400 million, ¥15,200 million, ¥8,700 million and ¥5,600 million, respectively.

Liabilities, short-term borrowings and trade notes and accounts payable at September 30, 2008 increased approximately ¥14,000 million and ¥6,900 million, respectively, compared to March 31, 2008. Shareholders’ equity and retained earnings at September 30, 2008 increased approximately ¥23,400 million, compared with March 31, 2008.

Shareholders’ equity at September 30, 2008 was approximately ¥341,600 million and shareholders’ equity to total assets was 47.7%.

<Cash flows>

The balance of cash and cash equivalents as of September 30, 2008 was ¥114,196 million, an increase of ¥13,387 million from March 31, 2008.

“Cash flow from operating activities” produced a cash inflow of ¥35,742 million. Compared to the previous first half, the cash flow decreased by approximately ¥1,600 million mainly due to an increases of approximately ¥6,000 million in inventories and ¥3,400 million in notes and accounts receivables, despite an increase of ¥7,500 million in net income.

“Cash flow from investing activities” produced a cash outflow of ¥31,023 million. The outflow was mainly due to ¥21,700 million of additions to property, plant and equipment and ¥6,200 million of payments for additional investments to subsidiaries.

“Cash flow from financing activities” produced a cash inflow of ¥7,894 million. The inflow resulting from an increase of short-term borrowings was approximately ¥14,400 million which was offset by a ¥4,300 million dividend payment.

3. Qualitative Information Regarding Forecasts of Consolidated Performance

On a comparative basis, net sales for the first half of the fiscal year under review were slightly below (0.9%) estimates announced at the beginning of the period. Operating income and net income, on the other hand, exceeded Nidec’s initial projections. Relative to consolidated performance forecasts for the full fiscal year, interim net sales and operating income came in at 46.5% and 44.7%, respectively. On this basis, the conditions that gave rise to expectations at the beginning of the period of an increase in revenues and earnings during the second half of the fiscal year remain essentially unchanged. Taking into account the almost daily deterioration in operating conditions and the inevitable impact on each of the company’s businesses of a slump in the global economy, however, Nidec recognizes the need for a cautious approach. Despite this mixed business environment and the unique nature of current trends in spindle motors for HDD, Nidec anticipates continued year-on-year growth throughout the second half in HDD spindle motor sales volume on the back of a forecast upswing in demand.

Turning to the overall Group, similar conditions are expected for Nidec Sankyo’s LCD-panel-substrate handling robots and lens actuators, Nidec Tosok’s automotive parts, Nidec Read’s test systems and inspection fixtures and, Nidec Copal’s vibration motors for mobile phones, stepping motors and high-valued motors digital cameras and blue-ray. While making every effort to identify changes in market conditions, Nidec will not be overly swayed by an apprehensive mindset. The company will redouble efforts to promote in-house measures that serve to improve management and profitability with the aim of achieving its established performance forecasts. Looking at the business environment as a whole, global financial instability is expected to continue unabated despite determination by most major industrialized nations of appropriate countermeasures. On this point, the global economy is already experiencing adverse affects in real terms. As signs of an unprecedented economic crisis continue to emerge, individual companies are unlikely to accurately predict future trends in the global economy. Taking all of the aforementioned into consideration, Nidec will work to uncover every possible risk and undertake efforts that the company can implement on its own across each of its business activities. Despite these endeavors, the company acknowledges the difficulty in identifying the nature and extent of any impact on its future business operations and performance. As a result, forecasts of consolidated business results identified at the beginning of the period (April 23, 2008) remain unchanged and are again provided as follows.

Forecast of consolidated results for the full year ending March 31, 2009

Net sales	¥800,000 million	(Up 7.8% over the previous fiscal year)
Operating income	¥90,000 million	(Up 17.1% over the previous fiscal year)
Income before income taxes	¥90,000 million	(Up 43.6% over the previous fiscal year)
Net income	¥58,000 million	(Up 40.9% over the previous fiscal year)

Notes:

About Forecast of Business Results

1) Consolidated accounting figures were prepared based on US GAAP.

2) Exchange rate was set at 1 US$ = ¥100 for the fiscal year. Exchange rates of Asian currencies were also set in conjunction with this.

4. Others

(1) Change in number of material subsidiaries during this period

   (due to change in the scope of consolidation): Not applicable

(2) Adoption of unique accounting method: Yes

   (Corporate income tax reporting standards)

Corporate income tax and other taxes are calculated using unique methods, including the use of expected annual tax rate based on the legal income tax rate.

(3) Changes in accounting method in this period: Yes

As of April 1, 2008, NIDEC adopted SFAS No. 157. SFAS No. 157 clarifies that fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The adoption of SFAS No. 157 did not have a material impact on our consolidated financial position, results of operation or liquidity.

As of April 1, 2008, NIDEC adopted the measurement date provision of SFAS No. 158. In accordance with this provision, the measurement dates of some of the benefit pension plans were changed to the date of the employer’s fiscal year-end from within the three months prior to the year-end. As a result, at the beginning of this fiscal year, accrued pension and severance costs increased by ¥225 million. Furthermore, retained earnings, net of tax decreased ¥106 million and accumulated other comprehensive income, net of tax decreased ¥5 million.

As of April 1, 2008, NIDEC adopted SFAS No. 159. SFAS 159 enables entities to choose to measure eligible financial assets and financial liabilities at fair value, with changes in value recognized in earnings. As NIDEC did not elect the fair value option, the adoption of SFAS No. 159 did not have an impact on our consolidated financial position, results of operation or liquidity.

(4) Change in our subsidiaries name

Japan Servo Co., Ltd. changed its name to Nidec Servo Corporation as of October 1, 2008. Its subsidiaries also changed their name as of the date with the change.

 Disclaimer Regarding Forward-Looking Statements

This press release contains forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Nidec and its group companies (the Nidec Group). These forward-looking statements are based on the current expectations, assumptions, estimates and projections of the Nidec Group in light of the information currently available to them. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “plan” or similar words. These statements discuss future expectations, identify strategies, contain projections of results of operations or of the Nidec Group’s financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. The Nidec Group cannot promise that the expectations expressed in these forward-looking statements will turn out to be correct. Actual results could be materially different from and worse than our expectations as a result of certain factors, including, but not limited to (i) the Nidec Group’s ability to design, develop, mass produce and win acceptance of their products, (ii) general economic conditions in the computer, information technology and related product markets, particularly levels of consumer spending, (iii) exchange rate fluctuations, particularly between the Japanese yen and the U.S. dollar and other currencies in which the Nidec Group makes significant sales or in which the Nidec Group’s assets and liabilities are denominated, (iv) the Nidec Group’s  ability to acquire and successfully integrate companies with complementary technologies and product lines, and (v) adverse changes in laws, regulations or economic policies in any of the countries where the Nidec Group has manufacturing operations, especially China.

5. Consolidated Financial Statements (U.S. GAAP)

(1) Consolidated Balance Sheets

Assets

	Yen in millions
	September 30, 2008		March 31, 2008		Increase or decrease	September 30, 2007
	Amount	%	Amount	%	Amount	Amount	%
	(unaudited)					(unaudited)
Current assets:
Cash and cash equivalents	¥114,196		¥100,809		¥13,387	¥79,344
Trade notes receivable	16,141		17,205		(1,064)	18,580
Trade accounts receivable	164,166		148,928		15,238	166,463
Inventories:
Finished goods	35,420		32,735		2,685	31,096
Raw materials	20,560		17,849		2,711	18,717
Work in progress	18,835		16,164		2,671	16,906
Project in progress	1,296		816		480	1,280
Supplies and other	2,365		2,254		111	2,346
Other current assets	21,424		20,238		1,186	19,534
Total current assets	394,403	55.1	356,998	53.1	37,405	354,266	51.7

Investments and loan receivable:
Marketable securities and other securities investments	14,254		15,273		(1,019)	21,175
Investments in and advances to affiliated companies	1,728		2,102		(374)	2,190
Total investments and loan receivable	15,982	2.2	17,375	2.6	(1,393)	23,365	3.4

Property, plant and equipment:
Land	39,824		39,389		435	40,561
Buildings	113,849		110,258		3,591	112,701
Machinery and equipment	274,005		264,019		9,986	281,236
Construction in progress	13,528		11,309		2,219	11,385
Sub-total	441,206	61.7	424,975	63.3	16,231	445,883	65.1
Less - Accumulated depreciation	(236,738)	(33.1)	(226,146)	(33.7)	(10,592)	(234,474)	(34.2)
Total property, plant and equipment	204,468	28.6	198,829	29.6	5,639	211,409	30.9

Goodwill	74,022	10.3	71,223	10.6	2,799	71,573	10.4
Other non-current assets	26,863	3.8	27,289	4.1	(426)	24,399	3.6
Total assets	¥715,738	100.0	¥671,714	100.0	¥44,024	¥685,012	100.0

Liabilities and Shareholders’ Equity

	Yen in millions
	September 30, 2008		March 31, 2008		Increase or decrease	September 30, 2007
	Amount	%	Amount	%	Amount	Amount	%
	(unaudited)					(unaudited)
Current liabilities:
Short-term borrowings	¥82,816		¥68,854		¥13,962	¥71,377
Current portion of long-term debt	28,525		29,196		(671)	3,159
Trade notes and accounts payable	128,577		121,698		6,879	127,446
Other current liabilities	36,988		33,351		3,637	32,440
Total current liabilities	276,906	38.7	253,099	37.7	23,807	234,422	34.2

Long-term liabilities:
Long-term debt	3,105		3,430		(325)	31,134
Accrued pension and severance costs	14,867		14,953		(86)	15,305
Other long-term liabilities	12,235		12,462		(227)	12,371
Total long-term liabilities	30,207	4.2	30,845	4.6	(638)	58,810	8.6

Total liabilities	307,113	42.9	283,944	42.3	23,169	293,232	42.8

Minority interest in consolidated subsidiaries	67,060	9.4	68,186	10.1	(1,126)	70,256	10.3

Shareholders’ equity:
Common stock	66,551	9.3	66,248	9.9	303	66,248	9.7
Additional paid-in capital	69,162	9.7	68,859	10.3	303	68,859	10.1
Retained earnings	216,793	30.3	193,407	28.8	23,386	176,232	25.7
Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	(11,601)		(10,233)		(1,368)	6,979
Unrealized gains (losses) from securities, net of reclassification adjustments	485		1,016		(531)	3,238
Pension liability adjustments	468		568		(100)	243
Total accumulated other comprehensive income (loss)	(10,648)	(1.6)	(8,649)	(1.4)	(1,999)	10,460	1.4

Treasury stock, at cost	(293)	(0.0)	(281)	(0.0)	(12)	(275)	(0.0)
Total shareholders’ equity	341,565	47.7	319,584	47.6	21,981	321,524	46.9
Total liabilities and shareholders’ equity	¥715,738	100.0	¥671,714	100.0	¥44,024	¥685,012	100.0

(2) Consolidated Statements of Income

	Yen in millions
	Six months ended September 30				Increase or decrease		Year ended March 31, 2008
	2008		2007
	Amount	%	Amount	%	Amount	%	Amount	%
	(unaudited)		(unaudited)
Net sales	¥371,658	100.0	¥362,701	100.0	¥8,957	2.5	¥742,126	100.0
Cost of products sold	289,007	77.8	286,552	79.0	2,455	0.9	583,910	78.7
Selling, general and administrative expenses	27,706	7.4	26,945	7.4	761	2.8	51,283	6.9
Research and development expenses	14,727	4.0	15,128	4.2	(401)	(2.7)	30,100	4.0
Operating expenses	331,440	89.2	328,625	90.6	2,815	0.9	665,293	89.6
Operating income	40,218	10.8	34,076	9.4	6,142	18.0	76,833	10.4

Other income (expense):
Interest and dividend income	1,300		1,541		(241)		2,930
Interest expenses	(724)		(1,521)		797		(2,421)
Foreign exchange gain (loss), net	2,893		(1,742)		4,635		(14,110)
Gain (loss) from marketable securities, net	(57)		119		(176)		454
Other, net	(573)		(967)		394		(1,003)
Total	2,839	0.8	(2,570)	(0.7)	5,409	-	(14,150)	(2.0)
Income before income taxes	43,057	11.6	31,506	8.7	11,551	36.7	62,683	8.4

Income taxes	(11,152)	(3.0)	(8,223)	(2.3)	(2,929)	35.6	(15,484)	(2.0)
Income before minority interest and equity in earnings of affiliated companies	31,905	8.6	23,283	6.4	8,622	37.0	47,199	6.4

Minority interest in income (loss) of consolidated subsidiaries	3,971	1.1	2,901	0.8	1,070	36.9	6,082	0.9
Equity in net (income) loss of affiliated companies	94	0.0	25	0.0	69	276.0	(39)	(0.0)
Net income	¥27,840	7.5	¥20,357	5.6	¥7,483	36.8	¥41,156	5.5

(3) Quarterly Consolidated Statements of Income (unaudited)

	Yen in millions
	Three months ended September 30				Increase or decrease
	2008		2007
	Amount	%	Amount	%	Amount	%
Net sales	¥193,256	100.0	¥190,527	100.0	¥2,729	1.4
Cost of products sold	149,538	77.4	149,783	78.6	(245)	(0.2)
Selling, general and administrative expenses	14,312	7.4	14,234	7.5	78	0.5
Research and development expenses	7,319	3.8	7,540	3.9	(221)	(2.9)
Operating expenses	171,169	88.6	171,557	90.0	(388)	(0.2)
Operating income	22,087	11.4	18,970	10.0	3,117	16.4

Other income (expense):
Interest and dividend income	659		744		(85)
Interest expenses	(353)		(815)		462
Foreign exchange gain (loss), net	(2,335)		(4,112)		1,777
Gain (loss) from marketable securities, net	(33)		92		(125)
Other, net	(221)		(204)		(17)
Total	(2,283)	(1.2)	(4,295)	(2.3)	2,012	(46.8)
Income before income taxes	19,804	10.2	14,675	7.7	5,129	35.0

Income taxes	(5,176)	(2.6)	(3,796)	(2.0)	(1,380)	36.4
Income before minority interest and equity in earnings of affiliated companies	14,628	7.6	10,879	5.7	3,749	34.5

Minority interest in income (loss) of consolidated subsidiaries	1,861	1.0	1,638	0.8	223	13.6
Equity in net (income) loss of affiliated companies	36	0.0	(0)	(0.0)	36	-
Net income	¥12,731	6.6	¥9,241	4.9	¥3,490	37.8

	Yen in millions
	Three months ended
	September 30, 2008		June 30, 2008
	Amount	%	Amount	%
Net sales	¥193,256	100.0	¥178,402	100.0
Operating income	22,087	11.4	18,131	10.2
Income before income taxes	19,804	10.2	23,253	13.0
Net income	¥12,731	6.6	¥15,109	8.5

(4) Consolidated Statement of Cash Flows

	Yen in millions
	Six months ended September 30		Increase or decrease	Year ended March 31, 2008
	2008	2007
	(unaudited)	(unaudited)
Cash flows from operating activities:
Net income	¥27,840	¥20,357	¥7,483	¥41,156
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	17,471	18,835	(1,364)	37,972
Loss (gain) on marketable securities, net	57	(119)	176	(454)
Loss on sales, disposal or impairment of property, plant and equipment	432	786	(354)	1,636
Minority interest in income of consolidated subsidiaries	3,971	2,901	1,070	6,082
Equity in net loss (income) of affiliated companies	94	25	69	(39)
Foreign currency adjustments	(1,884)	314	(2,198)	8,305
Changes in operating assets and liabilities:
(Increase) decrease in notes and accounts receivable	(13,619)	(10,206)	(3,413)	26
Increase in inventories	(7,470)	(1,443)	(6,027)	(5,575)
Increase in notes and accounts payable	6,335	4,757	1,578	5,949
Other	2,515	1,132	1,383	(242)
Net cash provided by operating activities	35,742	37,339	(1,597)	94,816

Cash flows from investing activities:
Additions to property, plant and equipment	(21,730)	(19,722)	(2,008)	(35,660)
Proceeds from sales of property, plant and equipment	553	131	422	2,010
Purchases of marketable securities	(505)	(5)	(500)	(231)
Proceeds from sales of marketable securities	19	2,030	(2,011)	2,761
Acquisitions of consolidated subsidiaries, net of cash acquired	(752)	(2,618)	1,866	(2,619)
Payments for additional investments in subsidiaries	(6,180)	(5,594)	(586)	(8,043)
Other	(2,428)	(643)	(1,785)	(1,942)
Net cash used in investing activities	(31,023)	(26,421)	(4,602)	(43,724)

Cash flows from financing activities:
Increase (decrease) in short-term borrowings	14,360	(13,864)	28,224	(15,123)
Proceeds from issuance of long-term debt	-	-	-	137
Repayments of long-term debt	(1,036)	(2,142)	1,106	(3,966)
Proceeds from issuance of new shares	-	761	(761)	761
Dividends paid	(4,348)	(3,618)	(730)	(7,242)
Other	(1,082)	(934)	(148)	(1,847)
Net cash provided by (used in) financing activities	7,894	(19,797)	27,691	(27,280)

Effect of exchange rate changes on cash and cash equivalents	774	(561)	1,335	(11,787)
Net increase (decrease) in cash and cash equivalents	13,387	(9,440)	22,827	12,025
Cash and cash equivalents at beginning of period	100,809	88,784	12,025	88,784
Cash and cash equivalents at end of period	¥114,196	¥79,344	¥34,852	¥100,809

SUPPORT DOCUMENTATION (Six months ended September 30, 2008)

(1) Business Segment Information (unaudited)

	Yen in millions
	Six months ended September 30, 2008
	Small precision motors	Mid-size motors	Machinery	Electronic and Optical components	Other	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥189,943	¥47,602	¥40,607	¥77,952	¥15,554	¥371,658	¥-	¥371,658
Intersegment	1,343	188	4,826	214	2,697	9,268	(9,268)	-
Total	191,286	47,790	45,433	78,166	18,251	380,926	(9,268)	371,658
Operating expenses	164,811	46,599	39,256	71,282	16,841	338,789	(7,349)	331,440
Operating income	¥26,475	¥1,191	¥6,177	¥6,884	¥1,410	¥42,137	¥(1,919)	¥40,218

	Yen in millions
	Six months ended September 30, 2007
	Small precision motors	Mid-size motors	Machinery	Electronic and Optical components	Other	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥188,307	¥47,673	¥34,969	¥79,107	¥12,645	¥362,701	¥-	¥362,701
Intersegment	677	120	4,562	248	2,148	7,755	(7,755)	-
Total	188,984	47,793	39,531	79,355	14,793	370,456	(7,755)	362,701
Operating expenses	166,034	46,710	34,010	73,390	14,138	334,282	(5,657)	328,625
Operating income	¥22,950	¥1,083	¥5,521	¥5,965	¥655	¥36,174	¥(2,098)	¥34,076

	Yen in millions
	Three months ended September 30, 2008
	Small precision motors	Mid-size motors	Machinery	Electronic and Optical components	Other	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥102,268	¥21,982	¥21,872	¥39,097	¥8,037	¥193,256	¥-	¥193,256
Intersegment	814	97	2,434	75	1,418	4,838	(4,838)	-
Total	103,082	22,079	24,306	39,172	9,455	198,094	(4,838)	193,256
Operating expenses	88,243	21,842	20,985	35,408	8,589	175,067	(3,898)	171,169
Operating income	¥14,839	¥237	¥3,321	¥3,764	¥866	¥23,027	¥(940)	¥22,087

	Yen in millions
	Three months ended September 30, 2007
	Small precision motors	Mid-size motors	Machinery	Electronic and Optical components	Other	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥102,956	¥22,460	¥17,790	¥41,015	¥6,306	¥190,527	¥-	¥190,527
Intersegment	320	84	1,628	147	1,138	3,317	(3,317)	-
Total	103,276	22,544	19,418	41,162	7,444	193,844	(3,317)	190,527
Operating expenses	90,451	22,002	16,467	37,943	7,086	173,949	(2,392)	171,557
Operating income	¥12,825	¥542	¥2,951	¥3,219	¥358	¥19,895	¥(925)	¥18,970

Notes:

1. Segments are classified based on similarities in product type, product attributes, and production and sales methods.

2. Major products of each business segment:

(1) Small precision motors: Small precision DC motors (including spindle motors for HDDs), small precision fans, brush motors, vibration motors

(2) Mid-size motors: Motors for home electric appliances, automobiles, industrial use

(3) Machinery: Power transmission drivers, semiconductor production equipment, precision equipment, FA equipment

(4) Electronic and Optical components: Electronic components, optical components

(5) Other: Automobile components, pivot assemblies, other components, service etc

(2) Sales by Geographic Segment (unaudited)

	Yen in millions
	Six months ended September 30				Increase or decrease
	2008		2007
	Amount	%	Amount	%	Amount	%
Japan	¥182,473	49.1	¥185,327	51.1	¥(2,854)	(1.5)
U.S.A	8,033	2.2	10,603	2.9	(2,570)	(24.2)
Singapore	23,932	6.4	27,220	7.5	(3,288)	(12.1)
Thailand	57,784	15.6	50,571	13.9	7,213	14.3
Philippines	7,510	2.0	6,489	1.8	1,021	15.7
China	30,056	8.1	22,102	6.1	7,954	36.0
Others	61,870	16.6	60,389	16.7	1,481	2.5
Total	¥371,658	100.0	¥362,701	100.0	¥8,957	2.5

	Yen in millions
	Three months ended September 30				Increase or decrease
	2008		2007
	Amount	%	Amount	%	Amount	%
Japan	¥94,615	49.0	¥94,528	49.6	¥87	0.1
U.S.A	3,746	1.9	5,125	2.7	(1,379)	(26.9)
Singapore	12,230	6.3	14,993	7.9	(2,763)	(18.4)
Thailand	31,083	16.2	28,432	14.9	2,651	9.3
Philippines	3,893	2.0	3,739	2.0	154	4.1
China	15,713	8.1	11,502	6.0	4,211	36.6
Others	31,976	16.5	32,208	16.9	(232)	(0.7)
Total	¥193,256	100.0	¥190,527	100.0	¥2,729	1.4

Note: The sales are classified by geographic areas of the seller and the figures exclude intra-segment transactions.

(3) Sales by Region (unaudited)

	Yen in millions
	Six months ended September 30				Increase or decrease
	2008		2007
	Amount	%	Amount	%	Amount	%
North America	¥12,337	3.3	¥16,981	4.7	¥(4,644)	(27.3)
Asia	224,949	60.5	213,507	58.8	11,442	5.4
Others	25,110	6.8	27,191	7.5	(2,081)	(7.7)
Overseas sales total	262,396	70.6	257,679	71.0	4,717	1.8
Japan	109,262	29.4	105,022	29.0	4,240	4.0
Consolidated total	¥371,658	100.0	¥362,701	100.0	¥8,957	2.5

	Yen in millions
	Three months ended September 30				Increase or decrease
	2008		2007
	Amount	%	Amount	%	Amount	%
North America	¥6,012	3.1	¥8,709	4.6	¥(2,697)	(31.0)
Asia	120,379	62.3	115,033	60.4	5,346	4.6
Others	11,965	6.2	13,835	7.2	(1,870)	(13.5)
Overseas sales total	138,356	71.6	137,577	72.2	779	0.6
Japan	54,900	28.4	52,950	27.8	1,950	3.7
Consolidated total	¥193,256	100.0	¥190,527	100.0	¥2,729	1.4

Note: The sales are classified by geographic areas of the buyer and the figures exclude intra-segment transactions.

(Special mentions)

(1) Summary of Consolidated Financial Performance for the six months ended September 30, 2008

	Yen in millions (except for per share amounts)
	Six months ended September 30		Inc or dec	Three months ended September 30		Inc or dec	Year ended March 31
	2008	2007		2008	2007		2008
	(unaudited)			(unaudited)
Net sales	¥371,658	¥362,701	2.5%	¥193,256	¥190,527	1.4%
Operating income	40,218	34,076	18.0%	22,087	18,970	16.4%
Ratio of operating income to net sales	10.8％	9.4%		11.4%	10.0%
Income before income taxes	43,057	31,506	36.7%	19,804	14,675	35.0%
Ratio of income before income taxes to net sales	11.6％	8.7%		10.2%	7.7%
Net income	27,840	20,357	36.8%	12,731	9,241	37.8%
Ratio of net income to net sales	7.5％	5.6％		6.6%	4.9%
Net income per share -basic	¥192.06	¥140.50		¥87.82	¥63.76
Net income per share -diluted	¥186.56	¥136.66		¥85.30	¥62.04

Total assets	¥715,738	¥685,012					¥671,714
Shareholders’ equity	341,565	321,524					319,584
Shareholders’ equity to total assets	47.7%	46.9%					47.6%
Shareholders’ equity per share	¥2,355.20	¥2,218.31					¥2,204.94

Net cash provided by operating activities	¥35,742	¥37,399					¥94,816
Net cash used in investing activities	(31,023)	(26,421)					(43,724)
Net cash provided by (used in) financing activities	7,894	(19,797)					(27,280)
Cash and cash equivalents at end of period	¥114,196	¥79,344					¥100,809

Note: Some items colored in the above table are omitted, because we also omit them at the report in Japanese language.

(2) Scope of Consolidation and Application of Equity Method

Number of consolidated subsidiaries:	133
Number of affiliated companies accounted for under the equity method:	3

(3) Change in Scope of Consolidation and Application of Equity Method

	Change from March 31, 2008	Change from September 30, 2007
Number of companies newly consolidated:	5	7
Number of companies excluded from consolidation:	-	-
Number of companies newly accounted for by the equity method:	-	1
Number of companies excluded from accounting by the equity method:	2	2